EXHIBIT 11.2

Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons

Insider Trading

During the course of business, we may come across material non-public information or Unpublished Price Sensitive Information (UPSI) of confidential nature about Dr. Reddy’s or other publicly traded companies, which may have a bearing on the market price of the Company’s publicly traded securities.

Examples of UPSI include financial results, dividends, change in capital structure, mergers, de-mergers, acquisitions, delisting's, expansion of business, changes in key managerial personnel, etc. It is, therefore, important to know that we are prohibited from trading in securities of the Company or other publicly traded companies based on UPSI and/or material non-public information.

We are also prohibited from passing information to others (‘tipping’) who may then trade on the basis of this UPSI, before it is made publicly available to ordinary investors, to gain an undue advantage. Insider trading is both unethical and unlawful and will be dealt with firmly.

To understand specific employee responsibilities and reporting procedures, please refer to Dr. Reddy’s Insider Trading Policy.

Our Responsibilities

•

We have to be careful when we are privy to any material information and/or request material information about the company, its securities, or our business partners. Even casual conversations could be viewed as unlawful "tipping" of inside information.

•	Whenever we transact in the company’s securities, we have to strictly follow the prohibitions, restrictions and reporting procedures listed in the Company’s Insider Trading Policy.

You may reach out to the company's Corporate Secretarial Team for any further guidance in this regard.